Trans-Orient Petroleum Releases Independent Resource Assessment of Unconventional Fractured Oil Shale Prospects

Report Estimates Prospective Resources of 12.6 Billion Barrels of Hydrocarbon In Place Volume in Waipawa and Whangai Shales.

October 21, 2008, Vancouver, B.C. Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) is pleased to announce that AJM Petroleum Consultants has completed a Resource Assessment on the fractured oil-shale potential associated with the Company’s 2.2 million acres (Trans-Orient 100%) located in the East Coast Basin of New Zealand. The report dated September 1, 2008, was completed in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Trans-Orient CEO Garth Johnson noted, “This report confirms our interpretation that the onshore East Coast Basin of New Zealand is highly prospective for a fractured oil shale play similar to the Bakken Formation within the Williston Basin in Southern Saskatchewan and North Dakota. We were originally attracted to the East Coast Basin of New Zealand by the hundreds of active oil and gas seeps naturally occurring on our lands. We’ve tested a number of these seeps and geochemically confirmed the sweet, light (500API) crude oil is being generated from these two world class source rocks.”

Prospective resources have been assigned to Trans-Orient’s land based on well log data, core pyrolysis, and the Company’s field measurement of outcrop and oil and gas seep locations. The report concludes the best estimate (P50) hydrocarbon in place volume of 12.6 billion barrels is the total available volume (S1 plus S2 ) for both the Waipawa and Whangai shales.

Mr. Johnson further commented: “There have been a number of modern wells drilled in the East Coast Basin targeting conventional exploration prospects, but Trans-Orient will be a first mover in the Basin to leverage North American knowledge and technology to test the unconventional potential of these fractured oil shales in New Zealand. We control a 100% interest within the 2.2 million-acre Permit holdings; the P50 resource potential stated in the AJM report (Original Oil In Place = 12.6 billion barrels) is based on less than 10% of those lands. We feel there is tremendous upside potential to both the conventional prospects and the unconventional fractured oil shales within our Permits.”

Headquartered in Calgary, Canada, AJM Petroleum Consultants employs over 70 staff members, and provides expertise in all areas of oil and gas, including the unconventional reserves and resources of coalbed methane, tight gas, shale gas, bitumen and heavy oil. Copies of the AJM report can be accessed electronically through Trans- Orient's website at http://www.transorient.com. The report has also been filed with the British Columbia Securities Commission on the SEDAR website at http://www.sedar.com

For more information on Trans-Orient’s fractured shale prospects, please visit our website at: http://www.transorient.com/fractured-shale.asp

Contact:
Garth Johnson, CEO
+1.604.682 -6496
http://www.transorient.com/

The term “Prospective Resources” refers to those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered. If discovered there is no certainty that it will be commercially viable to produce any of the resources.

Forward-Looking Statements:
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.